
November 2, 2023

Jiande Chen
Chief Executive Officer
Redwoods Acquisition Corp.
1115 Broadway, 12th Floor
New York, NY, 10106

   Re: Redwoods Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed October 16, 2023
     File No. 001-41340

Dear Jiande Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Giovanni Caruso, Esq.